September 11, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment #3 to Registration Statement on Form SB-2 for MIPSolutions, Inc.
Date of Comment Letter: August 30, 2007
File No. 333-141927

Gentlemen:

Enclosed is a copy of Amendment No. 3 to the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company"). This is a copy of the filing submitted electronically pursuant to Regulation S-T.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 30, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

General

1.	The registration statement for the sale of the shares by the selling shareholders has been filed separately with a different filing number.

As requested the description in each registration statement describing the offering of the other has been summarized as requested. The dilution section has been retained in the selling shareholder registration statement since the Company believes that that information is important to making an informed investment decision.

Selling Shareholders

2.	The requested disclosure has been amended and appears in the selling shareholder registration statement.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 2

3.	The requested disclosure has been added and appears in the selling shareholder registration statement.

Exhibit 31

4.	The comment has been noted.

The Company requests an expedited review as it would like to request acceleration of effectiveness for this registration statement and for that of the selling shareholders as soon as possible with your review.

Sincerely,

Lee W. Cassidy